EXHIBIT 3.1

EXCERPT FROM THE RESOLUTIONS ADOPTED BY

THE BOARD OF DIRECTORS

OF

THE GEO GROUP, INC.

Adopted on December 27, 2022 and constituting an Amendment to Article V, Section 1 of the Third Amended and Restated Bylaws

WHEREAS, the By Laws of GEO authorize the Board to designate the number of directors on the Board from time to time at a number not less than three or more than 19, and to fill such vacancies as they occur; and

WHEREAS, a member of the Board, Ms. Anne N. Foreman, has indicated her intention to retire from the Board at the end of her current term rather than seek reelection; and

WHEREAS, the Nominating and Corporate Governance Committee (the “Committee”) believes it is in the best interest of the Company to increase the number of directors to ten until the end of Ms. Foreman’s term of office, at which time the number of directors would revert to nine, and has recommended this course of action to the Board; and

NOW, THEREFORE, BE IT RESOLVED THAT: the number of members of the Board shall be increased from nine to ten until the end of Ms. Foreman’s term of office, at which time the number of directors shall revert to nine.